SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Neuberger Berman ETF Trust

Address of Principal
Business Office:	1290 Avenue of the Americas
New York, NY 10104-0002

Telephone Number:	(877) 461-1899

Name and Address of Agent
for Service of Process:
 Joseph V. Amato
 Neuberger Berman ETF Trust
 c/o Neuberger Berman Investment Advisers LLC
 1290 Avenue of the Americas
 New York, NY 10104-0002

 With copies to:
 Stacy L. Fuller Esq.
 Lori L. Schneider Esq.
 K&L Gates LLP
 1601 K Street, N.W.
 Washington, D.C.  20006-1600

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
X  Yes                   No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Neuberger Berman ETF Trust has caused this notification of registration to be duly signed on its behalf in the city of New York and the state of New York on the 9th day of December, 2021.

NEUBERGER BERMAN ETF TRUST

		By:	/s/ Joseph V. Amato Joseph V. Amato Chief Executive Officer and President

Attest:	/s/ Claudia A. Brandon Claudia A. Brandon Trustee and Secretary